SUBSCRIPTION AGREEMENT

To:	Gerdau Ameristeel Corporation
Dated:	As of November 1, 2007
RECITALS:
1. Gerdau Ameristeel Corporation (the “Company”) has authorized the issuance and sale (the “Offering”) of 110,000,000 common shares of the Company (the “Shares”) at a price per Share as set out in Schedule “A” hereto (the “Issue Price”), of which 36,905,000 Shares shall be issued to a syndicate of underwriters (collectively, the “Underwriters”) pursuant to the terms and conditions of an underwriting agreement dated the date hereof (the “Underwriting Agreement”) between the Underwriters and the Company.
2. In addition, under the terms and conditions of the Underwriting Agreement, the Company has granted to the Underwriters an option to purchase up to 5,535,750 common shares, at a price per share equal to the Issue Price (less an amount per share equal to any dividends declared and payable on the 36,905,000 Shares initially purchased by the Underwriters but not payable on the 5,535,750 common shares issuable upon exercise of the Overallotment Option), within 30 days of the Closing Date (as defined below) to cover overallotments, if any (the “Overallotment Option”).
3. Pursuant to a funding commitment letter dated July 9, 2007, Gerdau S.A. has agreed to subscribe for a number of common shares equal to its pro rata share of the Shares issued in connection with the Offering, for maximum proceeds in an amount not to exceed Cdn$1.2 billion. In accordance with this funding commitment, Gerdau Steel North America Inc. (the “Purchaser”), a wholly-owned subsidiary of Gerdau S.A., has agreed to purchase 73,095,000 Shares, representing Gerdau S.A.’s pro rata share (the “Gerdau S.A. Shares”) at a price per Gerdau S.A. Share equal to the Issue Price. The sale of the Gerdau S.A. Shares pursuant to this subscription agreement (the “Agreement”) forms part of the Offering. The Offering will be effected pursuant to a short form PREP prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission under the multi-jurisdictional disclosure system as part of a registration statement.
NOW THEREFORE, the Purchaser and the Company agree as follows:

A.	Initial Subscription
1. Concurrently with the sale of 36,905,000 Shares to the Underwriters, the Company shall issue and sell to the Purchaser, and the Purchaser shall subscribe for and purchase from the Company, the Gerdau S.A. Shares at a price per share equal to the Issue Price (the “Subscription Amount”) on the terms and conditions contained in this Agreement.
2. The closing of the purchase and sale of the Gerdau S.A. Shares (the “Closing”) will be held at the offices Torys LLP, 79 Wellington St. W., Suite 3000, Box 270, TD Centre, Toronto, ON M5K 1N2 at 8:30 A.M. (Eastern time) on the Closing Date (as defined in the Underwriting Agreement). On the Closing Date, the Company shall deliver to the Purchaser a share certificate representing the Gerdau S.A. Shares registered in the name of the Purchaser, against payment to the Company by wire transfer of the aggregate Subscription Amount for the Gerdau S.A. Shares being subscribed for hereunder.

B.	Additional Subscription
1. Within two days of the date of exercise by the Underwriters of the Overallotment Option, if any, the Purchaser shall purchase from the Company and the Company shall issue and sell to the Purchaser, a number of additional common shares (the “Additional Gerdau S.A. Shares”) to maintain Gerdau S.A.’s approximate 66.5% ownership interest (taking into account the common shares issued as a result of such exercise, but not any common shares issued by the Company upon exercise of stock options, if any) at a price per share equal to the Issue Price, less an amount, if applicable, for any dividends declared and payable on the Shares but not payable on the Additional Gerdau S.A. Shares (the “Additional Subscription Amount”), to a maximum of 10,964,250 common shares.
2. The closing of the purchase and sale of the Additional Gerdau S.A. Shares shall be held at the same time and place as the closing of the purchase and sale of common shares under the Overallotment Option, which shall be as agreed upon by the Company, the Underwriters and the Purchaser (the “Additional Closing Date”).
3. At the time of closing on the Additional Closing Date, the Company shall deliver to the Purchaser a share certificate representing the number of Additional Gerdau S.A. Shares that the Purchaser has agreed to purchase, registered in the name of the Purchaser, against payment to the Company by wire transfer of the aggregate Additional Subscription Amount for the Additional Gerdau S.A. Shares being subscribed for hereunder.

C.	Purchaser’s Acknowledgements and Agreements
The Purchaser acknowledges and agrees that:
(a)	except as provided under applicable securities laws, and subject to the condition set forth in paragraph E.1 of this Agreement, this subscription is and shall be irrevocable as against the Purchaser; and

(b)	the Purchaser (i) is not a person within the United States; (ii) was not offered the Gerdau S.A. Shares or the Additional Gerdau S.A. Shares in the United States; and (iii) did not execute this Agreement in the United States.

D.	Purchaser’s Representations, Warranties and Covenants
     The Purchaser represents, warrants and covenants to the Company (which representations, warranties and covenants shall survive the Closing Date and the Additional Closing Date, if any) and acknowledges that the Company is relying thereon, that:
(a)	the Purchaser has duly authorized, executed and delivered this Agreement, and upon acceptance by the Company, this Agreement will constitute a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights; general principles of equity that restrict the availability of equitable remedies; and to the extent that enforceability may be limited by applicable securities laws; and

(b)	the Purchaser will, with respect to this Agreement, execute, deliver and file or assist the Company in obtaining and filing such reports, undertakings and other documents relating to the purchase of the Gerdau S.A. Shares and the Additional Gerdau S.A. Shares, if any, by the Purchaser as may be required by any securities commission, stock exchange or other regulatory authority.

E.	Conditions to Closing
1. The obligations of the Company and the Purchaser to complete the purchase and sale of the Gerdau S.A. Shares on the Closing Date and the Additional Gerdau S.A. Shares on the Additional Closing Date are conditional upon, respectively, the concurrent completion of the sale of 36,905,000 Shares to the Underwriters under the Underwriting Agreement and the sale of the additional common shares to the Underwriters pursuant to the Overallotment Option.
2. The Company’s obligation to issue and sell the Gerdau S.A. Shares at the Closing Date and the Additional Gerdau S.A. Shares at the Additional Closing Date, if any, is subject to the satisfaction or waiver, at the option of the Company, of the following conditions:
(a)	the representations and warranties made by the Purchaser in this Agreement shall be true and correct when made, and shall be true and correct on the Closing Date and the Additional Closing Date, if any, with the same force and effect as if they had been made on and as of such dates;

(b)	all covenants, agreements and conditions contained in this Agreement that the Purchaser is required to perform on or prior to the Closing Date or Additional Closing Date, as applicable, shall have been performed or complied with in all material respects;

(c)	the Company shall have obtained all necessary qualifications and receipts under applicable securities laws, or obtained exemptions therefrom, required by any jurisdiction for the offer and sale of the Gerdau S.A. Shares and the Additional Gerdau S.A. Shares, as applicable, to the Purchaser;

(d)	the sale of the Gerdau S.A. Shares and the Additional Gerdau S.A. Shares shall not be prohibited by any law or governmental order or regulation; and

(e)	no proceeding challenging this Agreement or the transactions contemplated by this Agreement, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted or be pending before any court, arbitrator, governmental body, agency or official.

F.	Notices
     Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:
     To the Company:
4221 W. Boy Scout Blvd.
Suite 600
Tampa, Florida 33607
USA

Fax No.:	(813) 207-2251
Attention:	Robert E. Lewis Vice President, General Counsel and Corporate Secretary
     To the Purchaser:
Gerdau Steel North America Inc.
160 Orion Place
Cambridge, Ontario N1T 1R9
Canada

Fax No.:	(519) 623-2062
Attention:	Glen A. Beeby Secretary and Treasurer
     With a copy to:
Gerdau S.A.
Av. Farrapos, 1811
90220-005 — Porto Alegre — RS
Brazil

Fax No.:	+55 51 3323 2227
Attention:	Osvaldo Schirmer Executive Vice President and Chief Financial Officer
or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

G.	General
1. Time shall, in all respects, be of the essence in this Agreement.
2. All dollar amounts referred to in this Agreement are expressed in U.S. dollars and, for greater certainty, “$” means U.S. dollars, unless otherwise indicated.
3. The headings contained in this Agreement are for convenience only and do not affect the construction or interpretation of this Agreement.
4. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Purchaser and the Company and their respective successors and assigns; provided, that, except as provided in this Agreement, this Agreement shall not be assignable by any party without the written consent of the other.
5. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
6. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

Dated as of the date first written above.

GERDAU STEEL NORTH AMERICA INC.
Per:	/s/ GLEN A. BEEBY
	Name:	Glen A. Beeby
	Title:	Secretary and Treasurer

This Agreement is accepted by the Company as of the date first written above.

GERDAU AMERISTEEL CORPORATION
Per:	/s/ BARBARA R. SMITH
	Name:	Barbara R. Smith
	Title:	Vice President, Finance and Chief Financial Officer

SCHEDULE “A”
The Issue Price is $12.25.